SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

ALFA CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

015385107

(CUSIP Number)

Al Scott

2108 E. South Boulevard

Montgomery, Alabama 36116-2015

(334) 288-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015385107	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfa Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 34,296,747
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 34,296,747
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,296,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.51%
14	TYPE OF REPORTING PERSON IC

CUSIP No. 015385107	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfa Mutual Fire Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,187,970
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 9,187,970
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,187,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.39%
14	TYPE OF REPORTING PERSON IC

CUSIP No. 015385107	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfa Mutual General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 631,166
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 631,166
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON IC

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by Alfa Mutual Insurance Company, an Alabama corporation (“AMI”), Alfa Mutual Fire Insurance Company, an Alabama corporation (“AMF”), and Alfa Mutual General Insurance Company, an Alabama corporation (“AMG” and together with AMI and AMF, the “Reporting Persons”) to amend the initial statement on Schedule 13D filed by the Reporting Persons on April 24, 2003 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 6, 2007, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on July 18, 2007 (the “Amended Statement” and collectively with this Amendment No. 3, the “Statement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On November 4, 2007, AMI and AMF entered into an Agreement and Plan of Merger (the “Agreement”) with the Issuer and Alfa Delaware Merger Sub., Inc., a Delaware corporation and wholly owned subsidiary of AMI and AMF (“Merger Sub”). Under the terms of the Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), and as a result of the Merger, the separate corporate existence of Merger Sub will cease with the Issuer continuing as the surviving corporation. At the effective time of the Merger, each share of Common Stock outstanding at the effective time of the Merger (other than shares owned by the Issuer, any of its wholly owned subsidiaries, AMI, AMF, Merger Sub and stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be cancelled and converted into the right to receive $22.00 in cash, without interest, including those shares of Common Stock held by AMG. As a result of the Merger, the Issuer will be wholly owned by AMI and AMF. No funds were required in connection with the execution of the Agreement.

In connection with the Merger, AMI and AMF estimate that the total amount of funds required to purchase all of the outstanding Common Stock not currently owned by them in the Merger and to pay estimated fees and expenses will be approximately $840 million.

The Issuer will fund up to $500 million of the total Merger consideration and associated fees and expenses, and AMI and AMF will together fund the remaining approximately $340 million. The amount paid by each of AMI and AMF will be proportionate to their respective ownership of Merger Sub, which currently is 23% held by AMI and 77% held by AMF.

The Issuer intends to fund its portion of the Merger consideration and the associated fees and expenses through the use of proceeds of certain extraordinary dividends received by the Issuer from its wholly owned insurance company subsidiaries, and proceeds from borrowing under existing financing facilities.

AMI intends to fund its portion of the aggregate Merger consideration and associated fees and expenses through the use of working capital on hand and the proceeds from the liquidation of certain of assets.

AMF intends to fund its portion of the aggregate Merger consideration and associated fees and expenses through the use of working capital on hand and the proceeds from the liquidation of certain of assets.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

As described in Item 3, pursuant to the Agreement, AMI and AMF will acquire all the outstanding shares of Common Stock not held by them for $22.00 in cash per share, including those shares of Common Stock held by AMG. As a result of the Merger, the Issuer will be wholly owned by AMI and AMF. The Merger is a transaction through which AMI, AMF and Merger Sub intend to effect a Rule 13e-3 transaction (as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) with respect to the Issuer. Each share of Common Stock outstanding at the effective time of the Merger (other than shares owned by the Issuer, any of its wholly owned subsidiaries, AMI, AMF, Merger Sub and stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be cancelled and converted into the right to receive $22.00 in cash, without interest.

Pursuant to the Agreement, (i) each option to purchase shares of Common Stock granted under the Issuer’s stock incentive plan outstanding at the effective time of the Merger (whether vested or unvested) will be cancelled, and each holder thereof will be entitled to receive, at or as soon as practicable after the effective time of the Merger, an amount in cash equal to the product of (A) the number of shares subject to such stock option, multiplied by (B) the excess, if any, of the per-share Merger consideration of $22.00 over the per-share exercise price of such stock option, less applicable taxes required to be withheld with respect to such payment, and (ii) each outstanding share of Common Stock that is subject to a restricted share award that is outstanding immediately prior to the effective time of the Merger and remains subject to vesting or other lapse restrictions pursuant to the Issuer’s stock incentive plan (including “Career Shares” and Shares credited to restricted share awards as dividend equivalents) will vest, become free from any such restrictions as of the effective time of the Merger, and at the effective time of the Merger, the holder thereof will be entitled to receive $22.00 in cash for each such restricted share award, less any required withholding taxes.

The Board of Directors of the Issuer approved the Agreement following the unanimous recommendation and approval of a special committee of independent directors of the Issuer.

The transaction is subject to a number of customary conditions, including, but not limited to, obtaining the requisite regulatory approvals and obtaining approval of the holders of at least a majority of the outstanding shares of the Common Stock. AMI and AMF have agreed to vote all shares of Common Stock owned by them in favor of the Merger. This agreement by AMI and AMF ensures that the Agreement will be adopted and approved by the holders of a majority of the outstanding Common Stock entitled to vote on the Merger, as required by Delaware law. The Merger is expected to be completed in the first half of 2008.

As a result of the Merger, (a) the directors of Merger Sub at the effective time of the Merger will be the initial directors of the Issuer, as the surviving corporation, until their successors have been duly elected and qualified or until their earlier death, resignation or removal; (b) the officers of the Issuer immediately prior to the effective time of the Merger will remain officers of the Issuer, as the surviving corporation, until their successors have been duly elected and qualified or until their earlier death, resignation or removal; (c) the certificate of incorporation and bylaws of the Issuer as in effect immediately prior to the effective time of the Merger shall, from and after the effective time of the Merger, be the certificate of incorporation and bylaws of the Issuer, as the surviving corporation, until duly amended as provided therein or by applicable laws; (d) the Common Stock will no longer be listed on the Nasdaq Global Select Market (a successor to the Nasdaq National Market) and price quotations with respect to sales of shares of the Common Stock in the public market will no longer be available; and (e) the registration of the Common Stock under the Act will be terminated and the Issuer will cease filing reports with the Securities and Exchange Commission.

The descriptions of the Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Agreement attached as Exhibit 99.3 hereto and incorporated herein by reference.

Important Additional Information Regarding the Merger will be filed with the Securities and Exchange Commission.

Item 5.	Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The responses to Items 7 through 13 on the cover page provided for each Reporting Person to this Statement that relate to the beneficial ownership of the Common Stock, are incorporated hereby by reference.

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

(a) There were 80,679,113 shares of Common Stock issued and outstanding as of July 31, 2007. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 44,115,883 shares of Common Stock (representing approximately 54.68% of the outstanding shares of Common Stock).

Each Disclosed Party disclaims membership in a “group” for purposes of Section 13 of the Act. The filing of this Statement shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

(b) Each Reporting Person possesses sole power to direct the voting and disposition of the shares of Common Stock held by it. Each Disclosed Party possesses the sole power to direct the voting and disposition of its respective shares of Common Stock.

(c) No transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty days.

(d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end of Item 7:

99.3 Agreement and Plan of Merger, dated as of November 4, 2007, by and among the Issuer, AMI, AMF and Merger Sub.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007	ALFA MUTUAL INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name:	Jerry A. Newby
	Title:	Chairman

Dated: November 5, 2007	ALFA MUTUAL FIRE INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name:	Jerry A. Newby
	Title:	Chairman

Dated: November 5, 2007	ALFA MUTUAL GENERAL INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name:	Jerry A. Newby
	Title:	Chairman